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A LEADING GLOBAL FLAVOR-FOCUSED COMPANY

McCormick and Unilever Foods have agreed to combine, bringing together two high-performing businesses with iconic brands and complementary footprints to meet growing global demand for flavor.

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TWO LEADING ORGANIZATIONS

Combining strategically and culturally aligned businesses

ATTRACTIVE GROWTH

Unites leading flavor-focused brands, positioned to benefit from increased at-home cooking trends, as consumers pursue value and healthier lifestyles

ENHANCED FOCUS

Combined expertise, resources and technology dedicated to flavor to advance R&D, brand-building, distribution and supply chain capabilities

EXPANDED REACH

Complementary footprint across U.S., Europe, Latin America, and Asia-Pacific to drive net sales growth and brand expansion in key regions



> “This transformative combination accelerates McCormick's strategy and reinforces our continued focus on flavor. Unilever Foods' global, high-growth portfolio of iconic brands, and our proven expertise in insight-driven brand-building and integration will enable us to deliver flavor in new and exciting ways, while creating value for all stakeholders.



BRENDAN FOLEY
Chairman, President, &
Chief Executive Officer

LEADING BRAND PORTFOLIO

Iconic brands across herbs, spices, seasonings, condiments and sauces.


HELLMANN'S
GARLIC
SUPREME
HELLMANN'S
AVOCADO OIL
French's
REAL
RedHot
BRAZILIAN
RANCH
CHILLI CON CARNE
ORIGINAL TACO
ITALIAN
AIR FRYER
Calvé
Knorr
Chicken



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Transaction Overview



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TRANSACTION OVERVIEW

Combining two high-performing, highly complementary businesses with significant growth opportunities

ATTRACTIVE FINANCIAL PROFILE

Combination positions combined company for meaningful volume-driven growth and value creation

Significant Growth Potential

Volume-driven upside from complementary distribution across high-growth geographies and within combined foodservice and flavor solutions platforms, supported by reinforced resources for R&D and marketing

Net Sales growth target

3% TO 5%[1]

Upside from

REVENUE SYNERGIES

Cost Synergy Targets

Annual run-rate cost synergies to come from opportunities within procurement, manufacturing & logistics and SG&A of the combined company and be fully captured in 3 years

Target annual run-rate cost synergies, net of growth reinvestments[2]

$600M

Adjusted operating margin target

23% TO 25%[1,3]


CHOLULA
Cremosa

Strong Returns

Significant synergies support margin and earnings accretion, strong operating cash flow, deleveraging and capital returns, including expecting to maintain a dividend consistent with McCormick's history

McCormick has increased its dividend for

40 CONSECUTIVE YEARS

Expect to reduce net leverage to

~3X WITHIN 2 YEARS POST-CLOSE[4]

THE STRATEGIC CASE

Combination to create a differentiated global leader in flavor

STRONG STRATEGIC FIT

Highly complementary businesses across geographies, categories and channels with flavor-first portfolios spanning herbs, spices, seasonings, bouillon, condiments and sauces

LEADING BRANDS

Iconic brands in attractive categories supported by growing demand for flavor and positioned to benefit from increased at-home cooking, as consumers pursue value and healthier lifestyles

THE STRATEGIC CASE

Combination to create a differentiated global leader in flavor

COMPELLING GROWTH

Significant potential for strong growth as a scaled global flavor company, with consistent volume momentum from each business and multiple levers for acceleration

VALUE CREATION OPPORTUNITY

Revenue and cost synergy opportunities to support accretion to growth, margins and earnings, backed by McCormick's history of successfully integrating iconic brands

THE STRATEGIC CASE

Combination to create a differentiated global leader in flavor

ROBUST RETURN PROFILE

Expected operating cash flow from combined company to support planned deleveraging to 3x within two years post-close and the combined company's expected dividend that is expected to be consistent with McCormick's history

CULTURAL ALIGNMENT

Exceptional worldwide talent and culinary expertise from two people- and performance-led organizations

TRANSACTION DETAILS

Consideration and Ownership

McCormick is expected to issue voting and non-voting shares to Unilever and its shareholders so that:

- McCormick shareholders own 35.0% of each class of the fully-diluted combined company equity
- Unilever shareholders own 55.1% of each class of the fully-diluted combined company equity
- Unilever owns 9.9% of each class of the fully-diluted combined company equity

Unilever is also expected to receive a one-time $15.7B cash payment, subject to adjustments

Leadership & Governance

Combined company will operate as McCormick (NYSE: MKC), with Global HQ in Hunt Valley, MD and an International HQ in the Netherlands

- Brendan Foley expected to continue as McCormick Chairman, President & CEO and Marcos Gabriel expected to continue as EVP & CFO
- Executives from both companies will serve in key leadership roles
- 4 Board directors appointed by Unilever, including a Unilever executive

Unilever's food business in India, Nepal, and Portugal; its Lifestyle & Nutrition business; its Buavita business; and its Lipton Ready-to-Drink business (together, the "Excluded Businesses") are excluded from this transaction.

[1] Reflects 3 years post close for both McCormick and Unilever Foods.
[2] Reflects 3 years post close for the combined company. Synergy estimates reflect management projections; actual synergies achieved may differ materially. One-time expenditures to achieve these synergies are estimated to be approximately $300 million.
[3] Reflects estimated $600mm run-rate cost synergies. Synergy estimates reflect management projections; actual synergies achieved may differ materially.
[4] Net Leverage is defined as net debt (which is defined as total debt, net of total cash) to Adjusted EBITDA.

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FAQs



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FAQS
Why is McCormick combining with Unilever's food business?
McCormick and Unilever Foods are creating a scaled and focused global flavor leader. The combination creates a global flavor leader across categories, geographies, and channels, bringing together a portfolio of iconic brands, breakthrough brands and local-favorite brands. These are high growth businesses, with strong momentum and untapped opportunities. The combined company is expected to benefit from enhanced resilience through scale and will play in attractive categories.
Can you explain the structure of the transaction and why it was designed that way?
How long will the transaction take to close?

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FAQS



Why is McCormick combining with Unilever's food business?

Can you explain the structure of the transaction and why it was designed that way?

The proposed transaction is intended to qualify as a Reverse Morris Trust transaction that is generally tax-free to Unilever and Unilever's shareholders for U.S. federal income tax purposes. Unilever and Unilever shareholders are expected to receive a number of shares in aggregate equal to 65% of the combined company's outstanding fully-diluted equity. Unilever will own a 9.9% stake in the combined company's fully-diluted equity subject to receipt of a U.S. tax ruling. Unilever will also receive $15.7 billion in cash, subject to certain closing adjustments, to support its balance sheet. The parties felt this structure was the most efficient way to maximize value for all shareholders.

How long will the transaction take to close?

The transaction is expected to close by mid 2027.

Given the global nature of the transaction, what regulatory approvals are required? Are approvals required in any jurisdictions outside the U.S. and the UK?

Who will lead the combined company? Will leadership from Unilever join the combined company?

Where will McCormick be headquartered following this transaction?

How does this transaction impact the categories for herbs, spices, seasonings, bouillon, condiments and sauces?

Why is the transaction compelling for McCormick shareholders?

How does this acquisition impact McCormick's long-term growth objectives for net sales, operating margin, and earnings per share?

Given the global nature of the transaction, what regulatory approvals are required? Are approvals required in any jurisdictions outside the U.S. and the UK?

We are committed to working closely with regulators and complying with all regulatory requirements.

Who will lead the combined company? Will leadership from Unilever join the combined company?

Where will McCormick be headquartered following this transaction?

How does this transaction impact the categories for herbs, spices, seasonings, bouillon, condiments and sauces?

Why is the transaction compelling for McCormick shareholders?

How does this acquisition impact McCormick's long-term growth objectives for net sales, operating margin, and earnings per share?

What will be the combined company's capital allocation priorities?

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Who will lead the combined company? Will leadership from Unilever join the combined company?

Upon closing of the transaction, Brendan Foley is expected to remain the Chairman, President and Chief Executive Officer of McCormick, and Marcos Gabriel is expected to continue to be the Executive Vice President and Chief Financial Officer. Executives from both companies will serve in key leadership roles. Upon closing, Unilever will appoint four of the combined company's Board of Directors. A Unilever executive is expected to serve as one of the four directors appointed by Unilever for a period of two years, to support a successful integration.

Where will McCormick be headquartered following this transaction?

How does this transaction impact the categories for herbs, spices, seasonings, bouillon, condiments and sauces?

Why is the transaction compelling for McCormick shareholders?

How does this acquisition impact McCormick's long-term growth objectives for net sales, operating margin, and earnings per share?

What will be the combined company's capital allocation priorities?

Where will McCormick be headquartered following this transaction?

McCormick will retain its Global Headquarters in Hunt Valley, Maryland, and have an International Headquarters in the Netherlands, where Unilever Foods has a strong presence.

How does this transaction impact the categories for herbs, spices, seasonings, bouillon, condiments and sauces?

Why is the transaction compelling for McCormick shareholders?

How does this acquisition impact McCormick's long-term growth objectives for net sales, operating margin, and earnings per share?

What will be the combined company's capital allocation priorities?

How does this transaction impact the categories for herbs, spices, seasonings, bouillon, condiments and sauces?

McCormick and Unilever have complementary businesses balanced within and across geographies, categories, and channels. The portfolios and products are also complementary. Consumers are expected to benefit from enhanced innovation, investment, and distribution behind a global set of brands. The global herbs, spices, seasonings, bouillon, condiment and sauce sectors will remain highly competitive with low barriers to entry to new and innovative players. Both companies are committed to working closely with regulators and complying with all regulatory requirements.

Why is the transaction compelling for McCormick shareholders?

How does this acquisition impact McCormick's long-term growth objectives for net sales, operating margin, and earnings per share?

What will be the combined company's capital allocation priorities?

Why is the transaction compelling for McCormick shareholders?

Combination will create a scaled and focused global flavor leader. Shareholders of the combined company are expected to benefit from the combination of two high-performing businesses that have consistently delivered volume-driven growth and share similar long-term growth objectives.

The combined company is expected to be better positioned to drive growth, supported by increased investment and volume-driven revenue opportunities. Additionally, the transaction is expected to be meaningfully accretive to growth, adjusted operating margin and adjusted earnings in first full year. The combined company is expected to generate strong operating cash flow and expects to maintain a dividend consistent with McCormick's history.

How does this acquisition impact McCormick's long-term growth objectives for net sales, operating margin, and earnings per share?

What will be the combined company's capital allocation priorities?

How does this transaction impact the categories for herbs, spices, seasonings, bouillon, condiments and sauces?

Why is the transaction compelling for McCormick shareholders?

How does this acquisition impact McCormick's long-term growth objectives for net sales, operating margin, and earnings per share?

The combined company will be a new entity that can achieve new long-term objectives. We expect the combined company to be well-positioned to target a sales growth rate of 3% to 5% with an operating margin of 23% to 25% three years post close, supported by increased investment and revenue opportunities. The transaction is expected to be meaningfully accretive to growth, adjusted operating margin and adjusted earnings in first full year.

What will be the combined company's capital allocation priorities?

How does this transaction impact the categories for herbs, spices, seasonings, bouillon, condiments and sauces?

Why is the transaction compelling for McCormick shareholders?

How does this acquisition impact McCormick's long-term growth objectives for net sales, operating margin, and earnings per share?

What will be the combined company's capital allocation priorities?

After transaction close, the top priority will be reducing the net leverage of the combined company from an estimated 4.0x or less at closing to approximately 3.0x within two years post-closing. In addition, the combined company expects to maintain a dividend consistent with McCormick's history.

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March 31, 2026
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MEDIA GALLERY

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CONTACT INFORMATION

For investor and media inquiries:

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Faten Freiha
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COMPANY LOGOS
EXECUTIVE HEADSHOTS
B-ROLL
PHOTOS
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Unilever Foods Logo
Combined Company Logos

EXECUTIVE HEADSHOTS



Brendan M. Foley, Chairman, President, and Chief Executive Officer, McCormick



Fernando Fernandez,
Chief Executive Officer, Unilever

B-ROLL



Product 1 B-roll



Product 2 B-roll

PHOTOS



UL CEO Fernando Fernandez and MKC CEO Brendan Foley



UL CEO Fernando Fernandez and MKC CEO Brendan Foley Candid



McCormick and Unilever Foods Combined Products



McCormick Logo - McCormick and



McCormick and Unilever Foods Hero



McCormick Black Pepper Hellmann's Real



Knorr Bouillon and McCormick Black Pepper Kitchen



McCormick Ground Cinnamon Hellmann's Real Mayonnaise Knorr Bouillon Kitchen



McCormick Black Pepper Hellmann's Real Mayonnaise Knorr Bouillon Kitchen



Cholula Hot Sauce Franks RedHot Maille Mustard Kitchen



Hellmann's Real Mayonnaise French's Mustard Sandwich Prep



Knorr Bouillon McCormick Black Pepper Meal Prep



McCormick and Unilever Foods Brand Composite



McCormick and Unilever Foods Select Brand Composite

SELECT BRAND LOGOS

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McCormick Cautionary Statement Regarding Forward Looking Statements

Certain information contained in this website that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words such as "will," "aim," "expects," "anticipates," "intends," "looks," "believes," "vision," "ambition," "target," "goal," "plan," "potential," "work towards," "may," "milestone," "objectives," "outlook," "probably," "project," "risk," "continue," "should," "would be," "seeks," or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of McCormick. The forward-looking statements contained in this website include, without limitation, the anticipated benefits of, and our plans, strategies and objectives relating to, the pending transaction with Unilever Foods.

These and other forward-looking statements are based on management's current views and assumptions. They are not historical facts, nor are they guarantees of future performance or outcomes. Many risks, uncertainties and other factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction, including changes in relevant tax and other applicable laws, and the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement; (ii) the failure to obtain necessary regulatory approvals, approval of our shareholders, anticipated tax treatment or any required financing, or to satisfy any of the other conditions to the transaction, including the risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; (iii) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties, or at all; (iv) direct transaction costs and substantial transition and integration-related costs associated with the proposed transaction with Unilever Foods; (v) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, charges, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies resulting from the transaction or otherwise could adversely impact anticipated combined company metrics and/or the value or expected benefit of, timing or pursuit of the transaction; (v) the risks and costs of the pursuit and/or implementation of the anticipated separation of Unilever Foods' business, including the anticipated timing required to complete the separation, any adjustment to the terms of the transaction and any changes to the configuration of the businesses included in the separation if implemented; (vi) uncertainties as to McCormick's access to available financing to consummate the transaction upon acceptable terms and on a timely basis or at all; (vii) the failure to obtain the effectiveness of the registration statements for the transaction or receipt of McCormick shareholder approval for the transaction and certain related matters; (viii) the risk that combined company financial information relating to the transaction, including anticipated combined company revenues, earnings, cash flows, capital expenditures, indebtedness and other financial metrics of the combined

company; (ix) the risk that the anticipated ownership percentages of McCormick shareholders, Unilever shareholders and Unilever following the closing of the transaction may differ from those expected; (x) the effect of the announcement or pendency of the transaction on Unilever Foods' or McCormick's business relationships, competition, business, financial condition and operating results, including risks that the transaction disrupts current plans and operations of Unilever Foods or McCormick, the ability of Unilever Foods or McCormick to retain and hire key personnel, risks related to diverting either management team's attention from ongoing business operations, and risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the transaction; (xi) the ability of McCormick to successfully integrate Unilever Foods' operations and implement its plans, forecasts and other expectations with respect to Unilever Foods' business or the combined business after the closing of the transaction; (xii) the ability of McCormick to manage additional debt and successfully de-lever following the transaction; and (xiii) the outcome of any legal proceedings that may be instituted against Unilever Foods or McCormick related to the transaction; and other risks described in the company's filings with the Securities and Exchange Commission ("SEC"), including McCormick's Annual Report on Form 10-K for the year ended November 30, 2025 and Quarterly Report on Form 10-Q for the quarter ended February 28, 2026. Actual results could differ materially from those projected in the forward-looking statements. The company undertakes no obligation to update or revise publicly, any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Unilever Cautionary Statement Regarding Forward Looking Statements

This website may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'continue', 'should', 'would be', 'seeks', or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the pending transaction of Unilever Foods with McCormick. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Unilever Group. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Unilever Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking

statements expressed in this announcement are: the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction, including changes in relevant tax and other applicable laws, and the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement, the failure to obtain necessary regulatory approvals, approval of McCormick shareholders, anticipated tax treatment or any required financing, or to satisfy any of the other conditions to the transaction, including the risks that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties, or at all; direct transaction costs and substantial transition and integration-related costs associated with the proposed transaction with Unilever Foods; the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, charges, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies resulting from the transaction or otherwise could adversely impact anticipated combined company metrics and/or the value or expected benefit of, timing or pursuit of the transaction, the risk that the anticipated ownership percentages of McCormick shareholders, Unilever shareholders and Unilever following the closing of the transaction may differ from those expected, the risks and costs of the pursuit and/or implementation of the anticipated separation of Unilever Foods' business, including the anticipated timing required to complete the separation, any adjustment to the terms of the transaction and any changes to the configuration of the businesses included in the separation if implemented, uncertainties as to McCormick's access to available financing to consummate the transaction upon acceptable terms and on a timely basis or at all, the failure to obtain the effectiveness of the registration statements for the transaction or receipt of McCormick shareholder approval for the transaction and certain related matters, the effect of the announcement or pendency of the transaction on Unilever Foods' or McCormick's business relationships, competition, business, financial condition and operating results, including risks that the transaction disrupts current plans and operations of Unilever Foods or McCormick, the ability of Unilever Foods or McCormick to retain and hire key personnel, risks related to diverting either management team's attention from ongoing business operations, and risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the transaction; the ability of McCormick to successfully integrate Unilever Foods' operations and implement its plans, forecasts and other expectations with respect to Unilever Foods' business or the combined business after the closing of the transaction; the ability of McCormick to manage additional debt and successfully de-lever following the transaction; the outcome of any legal proceedings that may be instituted against Unilever Foods or McCormick related to the transaction; Unilever' ability to innovate and remain competitive; Unilever' investment choices in its portfolio management; the effect of climate change on Unilever' business; Unilever' ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever' supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical

standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Unilever Group operates. Risk with respect to McCormick are further described in its filings with the US Securities and Exchange Commission ("SEC"), including McCormick's Annual Report on Form 10-K for the year ended November 30, 2025 and Quarterly Report on Form 10-Q for the quarter ended February 28, 2026. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Unilever Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Unilever Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward-looking statements. Further details of potential risks and uncertainties affecting the Unilever Group are described in the Unilever Group's filings with the London Stock Exchange, Euronext Amsterdam and the SEC, including in the Annual Report on Form 20-F 2025 and the Unilever Annual Report and Accounts 2025.

No Offer or Solicitation

This website is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information and Where to Find It

This website relates to a proposed transaction among McCormick, Unilever and Unilever Foods. The parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by McCormick with the SEC, which will include a document that serves as a proxy statement/prospectus of McCormick in connection with the anticipated separation of Unilever Foods from Unilever and combination with McCormick, and a registration statement on Form 10 to be filed by Unilever Foods entity that serve as an information statement/prospectus in connection with the spin-off of Unilever Foods from Unilever. Each party will also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY

HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, INFORMATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by McCormick, Unilever Foods or Unilever through the website maintained by the SEC at www.sec.gov.

The documents filed by McCormick with the SEC also may be obtained free of charge at McCormick's website at https://ir.mccormick.com/ or upon written request to McCormick & Company, Incorporated, 24 Schilling Road, Suite 1, Hunt Valley, Maryland 21031, Attention: Investor Relations Department. The documents filed by Unilever Foods or Unilever with the SEC also may be obtained free of charge at upon written request to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.

Participants in Solicitation

McCormick and Unilever and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from McCormick's shareholders in connection with the proposed transaction. Information about McCormick's directors and executive officers and their ownership of McCormick's common stock is set forth in McCormick's proxy statement for its 2025 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on February 18, 2026. To the extent that holdings of McCormick's securities have changed since the amounts printed in McCormick's proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Information about the directors and executive officers of Unilever is set forth in its Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the SEC on March 12, 2026. You may obtain free copies of these documents as described in the preceding paragraph.

Non-GAAP and Other Financial Information

This website includes the following financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP").

- EBIT is defined as net income plus expenses for interest and income taxes.
- EBITDA is defined as net income plus expenses for interest, income taxes, depreciation and amortization.

- Adjusted EBITDA is calculated as net income plus expenses for interest, income taxes, depreciation and amortization, less interest income and as further adjusted for cash and non-cash acquisition-related expenses (which may include the effect of the fair value adjustment of acquired inventory on cost of goods sold), special charges, stock-based compensation expenses, certain gains or losses (which may include third party fees and expenses and transaction and integration costs).
- Net Leverage is defined as net debt (which is defined as total debt, net of total cash) to Adjusted EBITDA.

McCormick and Unilever present non-GAAP financial measures to provide their investors with an additional tool to evaluate McCormick's and Unilever's respective operating results in a manner that focuses on what McCormick and Unilever each believe to be their respective core business operations and what McCormick and Unilever each use to evaluate their respective business operations and for internal budgeting and resource allocation purposes. These non-GAAP measures may be different from non-GAAP measures used by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles, and management exercises judgment in determining which items should be excluded in the calculation of non-GAAP measures. The presentation of non-GAAP financial information is not meant to be considered in isolation from, as superior to or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. These non-GAAP financial measures are meant to supplement, and be viewed in conjunction with, the corresponding GAAP financial measures.

When possible with respect to non-GAAP financial measures presented with respect to historical periods, McCormick provides a reconciliation of its historic non-GAAP financial measures to its most closely applicable GAAP financial measures in the documents filed by McCormick with the SEC. McCormick and Unilever, respectively, are unable to provide a reconciliation of certain non-GAAP guidance measures to the corresponding GAAP measures on a forward-looking basis because doing so would not be possible without unreasonable effort due to, among other things, the potential variability and limited visibility of the excluded items and expectations as to the financial performance of each of McCormick and Unilever upon the completion of the merger. For the same reasons, McCormick and Unilever are unable to address the probable significance of the unavailable information. McCormick is presenting forward looking non-GAAP financial measures for illustrative purposes and may not report on this basis going forward. Unilever Foods financial figures presented herein are based on management estimates. Audited or reviewed financial statements for Unilever Foods as a standalone business are not yet available, and actual figures may differ materially from those presented herein and from those included in any subsequently prepared financial statements.

Combined company measures for historical periods are based on combining McCormick's historical financial results and Unilever management's estimates of the historical financial results of Unilever Foods, excluding the Excluded Businesses, as applicable, without pro forma adjustments and are included for illustrative purposes in order to provide investors with estimates of what the combined company results could have been. Combined company estimates are not pro forma financial measures, are not prepared in accordance with Regulation S-X under the U.S. Securities Act of 1933, as amended, and are not necessarily indicative of the results